October 10, 2008
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Room: 6125
Washington DC, 20549
ATTN: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Omrix Biopharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2007; Form 10-Q for the Quarter Ended March 31, 2008; Form 10-Q for the Quarter Ended June 30, 2008;
Commission File No. 000-51905
Dear Mr. Rosenberg:
     On behalf of Omrix Biopharmaceuticals, Inc. (the “Company”), we are hereby responding to comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated September 29, 2008 (the “Comment Letter”), in connection with the above-captioned annual report on form 10-K (the “Form 10-K”) and quarterly reports on form 10-Q (collectively, the “Form 10-Qs”). For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response.
Form 10-K
Item 6. Selected Financial Data, page 35
1.	Please tell us why you have not provided five full years of financial data as required by Item 301 of Regulation S-K.

Company Response:

The financial data for the years ended December 31, 2003 and 2004 in Item 6. Selected Financial Data in the Form 10-K was inadvertently omitted from the Form 10-K filed with the SEC. The Company will revise the disclosure in Item 6. Selected Financial Data in its future filings, including its annual report on Form 10-K for the year ended December 31, 2008 to include five full years of selected financial data.

Omrix Biopharmaceuticals, Inc.
October 10, 2008

Exhibits 31.1 and 31.2
2.	Please tell us why these certifications do not include the entire introductory language of paragraph 4 to also address your officers’ responsibility for establishing and maintaining internal control over financial reporting. This comment also applies to the certifications filed with your Forms 10-Q for March 31, 2008 and June 30, 2008.

Company Response:

The introductory language of paragraph 4 of Exhibits 31.1 and 31.2 certifications filed as exhibits to the Form 10-K and Form 10-Qs was inadvertently omitted from the Form 10-K and Form 10-Qs filed with the SEC when the Company’s management first became responsible for management’s report on internal control over financial reporting starting with the Form 10-K and revised Exhibits 31.1 and 31.2 certifications to reflect this responsibility. In revising such certifications, the Company included subparagraph 4(b) of the certifications, where the Company’s management took responsibility for designing internal control over financial reporting and providing reasonable assurance regarding such internal control reliability, but inadvertently omitted the introductory language of paragraph 4. The Company will revise Exhibits 31.1 and 31.2 certifications in its future filings, including its annual report on Form 10-K for the year ended December 31, 2008 and its quarterly report on Form 10-Q for the nine months ended September 30, 2008 to include the introductory language of paragraph 4 of Exhibits 31.1 and 31.2 certifications.
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     In response to the request of the Staff set forth in the Staff’s Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-3416.

Very truly yours,
/s/ Andrea L Nicolas
Andrea L Nicolas